November 1, 2005


Mail Stop 4561



VIA U.S. MAIL AND FAX (301)468-3180

H. William Willoughby
Director, President and Secretary
Capital Realty Investors, LTD
11200 Rockville Pike
Rockville, Maryland 20852

Re:	Capital Realty Investors, LTD
	Form 10-K for Fiscal Year Ended
	December 31, 2004
	File No. 000-11149
	Filed March 29, 2005
	Form 10-Q for Quarterly Period Ended
	March 31, 2005
      File No. 000-11149
      Filed May 10, 2005

Dear Mr. Willoughby:

      We have reviewed your response letter dated August 19, 2005 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements

1. Summary of Significant Accounting Policies

i. New accounting pronouncement

1. We have considered your response to our prior comment 1. In future filings, please revise your disclosure to more fully describe how you arrived at the conclusion that your investments in local limited partnerships do not represent investments in VIEs. Specifically, revise your disclosure to state, if true, that the general partners of the partnerships received no fees from the partnerships that would reduce their equity investment at risk for purposes of applying the criteria in paragraph 5 of FIN 46(r).

Exhibit 99 Reports of Other Auditors

2. We have reviewed your response to our prior comment 2. We are still unclear how you and your auditors determined that it would be appropriate to include reports of other auditors which do not make reference to the PCAOB in accordance with PCAOB AS#1.


      Please respond to the comments included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz at (202) 551-3438 or me at (202) 551-3413.

      Sincerely,



							Cicely Luckey
      Accounting Branch Chief
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H. William Willoughby
Capital Realty Investors, LTD.
November 1, 2005
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